SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 606 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

07022704

BY MAIL

April 10, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of March 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

dlw 4/19

SUPERIOR·Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS ANNOUNCES ANNUAL AND SPECIAL MEETING

March 9, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") announces that all shareholders of record on March 21, 2007 will be entitled to receive notice of and to vote at the Annual and Special General Meeting of shareholders, to be held on Wednesday May 9, 2007 at 10:00am PDT at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, B.C.

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS ACQUIRES OPTION TO EXPLORE FOR URANIUM ON TANQUERAY'S BAKER LAKE PROJECT, THELON BASIN, NUNAVUT

March 15, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") is pleased to announce that the North Thelon Joint Venture, a 50/50 partnership with Forum Uranium Corp. has entered into a letter of intent to acquire an option to earn a 60% interest in the Baker Lake project held by Tanqueray Resources Ltd. The property is highly prospective for uranium and is nearby AREVA's Kiggavik-Sissons unconformity-style uranium deposit which is currently being evaluated for future development. The Tanqueray property has historical uranium showings of up to 2.25% U3O8 in a similar geological setting as the Kiggavik deposits. Tanqueray's 65,000 hectare property is contiguous to the North Thelon Joint Venture's 100% owned claims, comprising over 100,000 hectares in the Kiggavik area.

The Baker Lake project has several uranium showings associated with meta-sedimentary and meta-volcanic rocks that are the host rocks for the Kiggavik, End and Andrew Lake deposits which together host 130 million pounds of open-pittable uranium deposits with grades ranging from 0.28% to 0.44% U3O8 as reported by AREVA Resources Canada[1]. Uranium occurrences from assessment records on Tanqueray's property report uranium values of 0.09% to 2.25% U3O8 in quartzite, quartzite breccia and graphitic schists, all of which are considered favourable host rocks for economic uranium deposits in the area. The Baker Lake project is located at the unconformity with the Thelon sandstone in a favourable structural setting.

John Paterson, President & CEO stated, "The acquisition of the Tanqueray ground adds a large prospective area to our present holdings in the Thelon Basin and will be integrated into our summer exploration program. Several historical uranium occurrences on the Tanqueray claims will be evaluated in the early stages of the exploration program. Both the 100 percent owned ground and the Tanqueray property have excellent potential to host unconformity type uranium deposits."

The North Thelon Joint Venture is a 50/50 strategic alliance between Forum Uranium Corp. and Superior Diamonds Inc., with Forum as operator, formed to explore for uranium in the prolific Thelon Basin, perhaps the most prospective Proterozoic Basin in the world outside of the Athabasca Basin in Saskatchewan and the Kombolgie Basin in Australia.

Superior and Forum have signed a letter of intent on behalf of the North Thelon Joint Venture to earn a 60% interest in uranium and diamonds on the property by issuing 300,000 shares of Forum, 300,000 shares of Superior and conducting $4 million in exploration over 5 years. 50,000 shares each of Forum and Superior will be issued upon signing of a formal option agreement and the North Thelon Joint Venture will commit to a $200,000 exploration program this year. The remaining share issuances and exploration expenditures are at the option of the North Thelon Joint Venture. The North Thelon Joint Venture also has the option to earn a further 10% interest in the property by committing to the completion of a bankable feasibility study. This agreement is subject to the parties executing a formal option agreement and acceptance of the TSX Venture Exchange.

[1] This resource estimate is historic and Superior has not verified whether it is a National Instrument 43-101 defined resource. Superior believes that the historic estimate is relevant because of the proximity of the Kiggavik-Sissons Project to the Baker Lake Project area and the presence within the area of uranium occurrences in similar host rocks. AREVA is currently evaluating the future development of the Kiggavik-Sissons Project.

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

or

Meghan Brown
Manager, Investor Relations
Superior Diamonds Inc.
(604) 806-0667

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DEFINES SURFACE AREA OF KIMBERLITE PIPE, VILLE MARIE AREA, QUEBEC

March 16, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") is pleased to announce the surface area delineation of its first kimberlite pipe from the Ville Marie Project, Québec. Using bedrock recovered in eight drill holes from five different collar locations distributed around the perimeter of the pipe, Superior has determined that the kimberlite body is a pipe with a surface area of approximately 200 metres by 200 metres . Drilling was done through the country rock towards the kimberlite with holes angled at either 45 or 50°. One vertical hole was drilled into the centre of the pipe and terminated in crater facies kimberlite at 131 metres. In all, 266.38 metres of crater facies kimberlite was recovered from six of the eight holes.

Heavy minerals recovered from kimberlite cuttings and basal tills directly down-ice from this kimberlite suggest that there are at least two phases of kimberlite emplacement associated with this pipe. This kimberlite pipe is referred to as the Morin Kimberlite.

The drills used are lightweight, portable models that retrieve "A" thin-wall core. These drills are ideally suited for first stage exploration drilling. Superior is planning to use a larger drill to cut two vertical holes through the Morin Kimberlite to obtain "HQ" core. This drilling accomplishes two things: 1) defining the thickness, geometry and facies variation of the kimberlite; and 2) provides enough material for petrographic and heavy mineral studies and microdiamond analysis.

Superior's first stage exploration drilling program with both portable drills is expected to continue into April 2007. Procurement of a larger drill rig to obtain HQ size core is expected during late April and early May.

John Paterson, President of Superior states, "We are extremely excited that the kimberlite intersected in drillholes has a well preserved crater facies and is of reasonable size. Chemistry of indicator mineral grains down ice from the Morin pipe suggests it has potential to be diamondiferous."

Dr. Thomas Morris, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Ville Marie Project.

About Superior Diamonds

Superior Diamonds is a junior Canadian exploration company searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and provide balance in its exploration portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, primarily uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

END